SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                 (Amendment No. 2)*



                             Embotelladora Andina S.A.

                                  (Name of Issuer)

             Series A Shares represented by American Depositary Shares

                           (Title of Class of Securities)

                                     29081P204

                                   (CUSIP Number)

                                 December 29, 2000

              (Date of Event Which Requires Filing of This Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:
     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital Group International, Inc.
          95-4154357

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
          INSTRUCTIONS)                                                 (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          California


                   5   SOLE VOTING POWER

                       4,346,250


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       4,346,250
        PERSON
        WITH:

                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,346,250   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.9%


      12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC

      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital International, Inc.
          95-4154361

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
          INSTRUCTIONS)                                                 (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          California


                   5   SOLE VOTING POWER

                       811,200


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       4,309,250
        PERSON
        WITH:

                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,309,250   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.8%


      12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IA




     CUSIP: 29081P204                                                Page 3 of 9







      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emerging Markets Growth Fund, Inc.
          95-4026510

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
          INSTRUCTIONS)                                                 (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland


                   5   SOLE VOTING POWER

                       3,498,050


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       NONE
        PERSON
        WITH:

                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,498,050


      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.5%


      12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IV

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934


     Amendment No. 2

     Item 1(a)   Name of issuer:
            Embotelladora Andina S.A.

     Item 1(b)   Address of issuer's principal executive offices:
            Avenida Andres Bello 2687
            Piso 20
            Las Condes
            Santiago, Chile

     Item 2(a)   Name of person(s) filing:
            Capital Group International, Inc., Capital International, Inc. and Emerging Markets Growth Fund, Inc.

     Item 2(b)   Address or principal business office or, if none, residence:
            11100 Santa Monica Blvd.
            Los Angeles, CA  90025

     Item 2(c)   Citizenship:   N/A

     Item 2(d)   Title of class of securities:
            Series A Shares represented by American Depositary Shares

     Item 2(e)   CUSIP No.:
            29081P204

     Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:
            (d)   [X]   Investment Company registered under section 8 of the
                 Investment Company Act of 1940 (15 U.S.C. 80a-8).
            (e)    [X]   An investment adviser in accordance with section
                 240.13d-1(b)(1)(ii)(E).
            (g)   [X]   A parent holding company or control person in
                 accordance with section 240.13d-1(b)(1)(ii)(G).

     Item 4   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            See pages 2 to 4

            (a)    Amount beneficially owned:
            (b)    Percent of class:
            (c)    Number of shares as to which the person has:
            (i)    Sole power to vote or to direct the vote:
            (ii)   Shared power to vote or to direct the vote:
            (iii)  Sole power to dispose or to direct the disposition of:
            (iv)   Shared power to dispose or to direct the disposition of:

                                  February 9, 2001





            Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital Group International, Inc. does not have investment power or voting power over any of the securities reported herein; however, Capital Group International, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

            Capital International, Inc., an investment adviser registered under
            Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 4,309,250 shares or 6.8% of the 63,356,000 shares of Series A Shares represented by American Depositary Shares believed to be outstanding as a result of acting as investment adviser to various investment companies and institutional accounts.

            Emerging Markets Growth Fund, Inc. , an investment company registered under the Investment Company Act of 1940, which is advised by Capital International, Inc., is the beneficial owner of 3,498,050 shares or 5.5% of the 63,356,000 shares of Series A Shares represented by American Depositary Shares believed to be outstanding.

            All of the shares reported are held in the form of American Depositary Shares, which each represent six Series A Shares.

     Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

     Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            1.
               Capital International Research and Management, Inc. dba Capital International, Inc. is an investment adviser registered under
               Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Capital Group International, Inc.









     CUSIP: 29081P204                                                Page 6 of 9


                                  February 9, 2001




            2.
               Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc.

            3.
               Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc.

            4.
               Capital International, Inc. serves as investment adviser to Emerging Markets Growth Fund, Inc., an investment company registered under the Investment Company Act of 1940.

     Item 8   Identification and Classification of Members of the Group:  N/A

     Item 9   Notice of Dissolution of Group:  N/A

     Item 10   Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             Date:          February 9, 2001


             Signature:     *David I. Fisher

             Name/Title:    David I. Fisher, Chairman

                            Capital Group International, Inc.









     CUSIP: 29081P204                                                Page 7 of 9


                                  February 9, 2001




             Date:          February 9, 2001


             Signature:     *David I. Fisher

             Name/Title:    David I. Fisher, Vice Chairman

                            Capital International, Inc.


             Date:          February 9, 2001


             Signature:     *David I. Fisher

             Name/Title:    David I. Fisher, Vice Chairman

                            Emerging Markets Growth Fund, Inc.




             *By

                    Kenneth R. Gorvetzian
                    Attorney-in-fact

                    Signed pursuant to a Power of Attorney dated December 19, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 9, 2001 with respect to Abitibi-Consolidated Inc.































     CUSIP: 29081P204                                                Page 8 of 9


                                      AGREEMENT

                                   Los Angeles, CA



       Capital Group International, Inc. ("CGII"), Capital International, Inc. ("CII") and Emerging Markets Growth Fund, Inc. ("EMGF") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Series A Shares represented by American Depositary Shares issued by Embotelladora Andina S.A.

       CGII, CII and EMGF state that they are each entitled to individually use
     Schedule 13G pursuant to Rule 13d-1(c) of the Act.

       CGII, CII and EMGF are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                      CAPITAL GROUP INTERNATIONAL, INC.

                      BY:              *David I. Fisher

                                        David I. Fisher, Chairman
                                        Capital Group International,
                                        Inc.


                      CAPITAL INTERNATIONAL, INC.

                      BY:              *David I. Fisher

                                        David I. Fisher, Vice Chairman
                                        Capital International, Inc.


                      EMERGING MARKETS GROWTH FUND, INC.

                      BY:              *David I. Fisher

                                        David I. Fisher, Vice Chairman
                                        Emerging Markets Growth Fund,
                                        Inc.


     *By

          Kenneth R. Gorvetzian
          Attorney-in-fact

          Signed pursuant to a Power of Attorney dated December 19, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 9, 2001 with respect to Abitibi-Consolidated Inc.